UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Banco Santander, S.A.

B.	(1) This is an (check one):

☒ original filing for the Filer

☐ amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Banco Santander, S.A.

	Form type:	Form CB

	File number (if known):	005-88558

	Filed by:	Banco Santander, S.A.

	Date filed:	May 7, 2024 (filed concurrently)

D.

The Filer is incorporated or organized under the laws of the Kingdom of Spain and has its principal place of business at:

Ciudad Grupo Santander,

Avenida de Cantabria s/n,

28660 Boadilla del Monte,

Madrid, Spain.

Telephone: (011) 34-91-259-6520

E.

The Filer designates and appoints Banco Santander, S.A., New York Branch (“Agent”) located at:

437 Madison Ave.,

New York,

New York 10022.

Telephone: (212) 350-3500

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities described by the Filer in the Form CB submitted to the SEC on May 7, 2024 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Madrid, country of Spain, this 7th day of May, 2024.

Banco Santander, S.A.

By:	/s/ José Antonio Soler Ramos
Name: José Antonio Soler Ramos
Title: Deputy Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

BANCO SANTANDER, S.A., NEW YORK BRANCH AS AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

By:	/s/ Mercedes Pacheco
	Name:	Mercedes Pacheco
	Title:	Managing Director, Legal, Authorized U.S. Representative
	Date:	May 7, 2024